Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
	2016	2015
	(000’s)	(000’s)
Earnings:
Income from continuing operations attributable to MDC Partners Inc.	$(23,293)	$(25,797)
Additions:
Income expense	(1,972)	(4,054)
Noncontrolling interest in income of consolidated subsidiaries	859	2,380
Fixed charges, as shown below	52,767	18,669
Distributions received from equity-method investees	—	—
	51,654	16,995
Subtractions:
Equity in income of investees	229	351

Earnings as adjusted	$28,132	$(9,153)
Fixed charges:
Interest on indebtedness, expensed or capitalized	41,852	13,602
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	7,021	1,494
Interest within rent expense	3,894	3,573
Total fixed charges	$52,767	$18,669
Ratio of earnings to fixed charges	N/A	N/A
Fixed charge deficiency	$24,635	$27,822